## Sun Life Financial Announces Board and Executive Appointments

**Toronto (July 4, 2011)** – The Board of Directors of Sun Life Financial Inc. (TSX/NYSE: SLF) today announced that Donald A. Stewart, Chief Executive Officer, will retire on November 30, 2011. Mr. Stewart will also retire from the Sun Life Board in accordance with Company policy.

Dean A. Connor, Chief Operating Officer, has been appointed President and a member of the Board of Directors of the Company. Mr. Connor will work closely with Mr. Stewart until Mr. Stewart's retirement, and be appointed President and Chief Executive Officer effective December 1, 2011.

"On behalf of the Board of Directors and the entire Sun Life organization, I wish to thank Don Stewart for his tireless dedication, leadership and integrity throughout his four decades in financial services, almost all of that time spent with Sun Life," said Ronald W. Osborne, Chairman. "We are also delighted that the strength of Sun Life's management team has enabled the Board to select a new leader from within the Company," continued Mr. Osborne. "Dean's extensive experience and strategic vision will be of enormous benefit as the Company continues to build on its strengths."

"I am very pleased that Dean is succeeding me," added Mr. Stewart. "His proven leadership experience and knowledge of our diverse business operations make him the right choice to lead Sun Life going forward. I have great confidence in his abilities." Mr. Connor joined the Company in 2006 and has held several key leadership positions within the organization. Prior to joining Sun Life, Mr. Connor had a successful career in the group pension and benefits business, areas of strength for Sun Life.

The Board also announced the appointment of James H. Sutcliffe, FIA as Chairman effective December 1, 2011. Mr. Sutcliffe joined the Board in 2009 following a distinguished career in international financial services. He is currently Chairman of the Company's Risk Review Committee. Mr. Osborne will step down as Chairman effective November 30, 2011 and retire as a Director at the 2012 annual meeting. Mr. Osborne has served in various capacities since joining the Board in 1989 and has been Chairman since 2005.

**About Sun Life Financial**
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2011, the Sun Life Financial group of companies had total assets under management of $469 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

**Note to Editors: All figures in Canadian dollars.**

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com